Copeland Trust

Eight Tower Bridge

161 Washington Street, Suite 1325

Conshohocken, PA 19428

March 25, 2019

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Copeland Trust (CIK No. 0001580642-19-001489, File Nos. 333-169806; 811- 22483) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Copeland Trust (the “Trust”) has determined that the Post-Effective Amendment No. 38 filed pursuant to Rule 485(b) on its behalf on March 22, 2019 (accession number SEC Accession No. 0001580642-19-001489) (the "Amendment") did not include the class identifier for Class A shares of the Copeland SMID Cap Dividend Growth Fund series, and that it is in the best interests of the Trust and the public that the filing be withdrawn. No shares have been sold pursuant to the Amendment as the Amendment designated that it will not become effective until March 29, 2019. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn. A corrected filing will be made as soon as possible. Please direct any questions concerning this letter to Stephanie Shearer at (631) 470-2633 or Nancy O’Hara at Drinker Biddle & Reath LLP, counsel to the Trust at (215) 988-2699.

Very truly yours,
/s/ Sofia Rosala
Sofia Rosala
Vice President, Secretary & CCO